Filed by TLG Acquisition One Corp. and Electriq Power, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TLG Acquisition One Corp.

Commission File No.: 001-39948

The following are prepared remarks by Electriq Power, Inc. and TLG Acquisition One Corp. for an energy transition conference call hosted by Jon Windham, CFA, UBS Alternative Energy & Environmental Services Equity Research Analyst, on Thursday, March 9th, 2023 at 11:00 am ET.

Frank Magnotti: Thank you for having us on today, Jon, and appreciate everyone on the call for joining. I am Frank Magnotti, the Chief Executive Officer of Electriq Power and we’re really excited to be able to discuss our business and planned merger with TLG Acquisition One Corp.

Mike Lawrie: And I’m Mike Lawrie, the Chief Executive Officer of TLG Acquisition One Corp. When we put together TLG, our focus was on partnering with an organization that has a competitive differentiation, an exceptional management team, a compelling financial profile, and the ability to create meaningful value. Electriq is that partner. We have a huge opportunity to grow into a large addressable market that has recently been helped by legislation, particularly the Inflation Reduction Act. The company has an end-to-end comprehensive differentiated solution for the residential energy storage marketplace. We believe that this opportunity is attractive for investors and we have an exceptional management team with great experience that will execute the business plan and drive value creation as we move forward. I’ll turn it over to Frank and Petrina to give you an overview of Electriq.

Frank Magnotti: Thank you, Mike. Electriq offers distributed energy solutions for residential use. We offer a combination of hardware, software, and services. Our technology is proven and we have multiple customers under signed contracts. We believe strongly in our ESG mission, and that involves being prudent, panoramic, and providing services with parity. We are scaling rapidly with projected revenue for the period from May 1, 2023 to April 30, 2024 of $122 million and turning EBITDA positive over that period. Key components in the energy ecosystem include power generation, the grid, a network operating center, and the consumer. Electriq participates in all three of these segments through our battery and software, which serves as the energy management hub of the home. We manage groups of batteries called fleets for our customers and ourselves through our network operating center that drives operational efficiencies and customer satisfaction. Electriq’s software platform enables discharge of the battery or an array of batteries aggregated on-demand from the grid operator during super peak times and prices, earning valuable high margin, long-term recurring revenues called the Virtual Power Plant.

We have achieved several technology and customer milestones over just the last two years. Our latest generation battery, the PowerPod2, has been successfully proven in customer deployments. We have scaled from tens of units per month to hundreds, and we’re on track towards building 1,000 of units per month. We successfully signed up multiple sustainable community network partners, including Parlier and Santa Barbara in California, are finalizing an agreement with a third-party project finance partner for sustainable community networks for $300 million of potential revenue, executed agreements with partners in Washington D.C. and Puerto Rico, and signed up a new channel partner in California that is a leading owner and operator of distributed solar energy assets across the U.S. We also have a direct impact on the communities we operate in including: system resiliency for our customers during outages or in medical use cases, affordable solutions to low-income communities, cost savings relative to peak utility rates and reducing the carbon footprint while improving energy efficiency.

The addressable market is massive, driven by the transition to residential solar growing at an estimated CAGR of 15% from 2020-2030 according to Bloomberg New Energy Finance, even before the impact of the Inflation Reduction Act passed last year. Our vision for batteries is that they will act as an appliance with one in every home, and we are seeing battery attachment rates growing to 20% plus per year. Even with modest market share increases, we expect to achieve 50% plus growth. And this is just US residential. We have room to grow. Beyond that, state support for incentives is gathering momentum given recent outages and the need to relieve pressure on grid infrastructure. In addition, the Inflation Reduction Act is a huge tailwind for us. The solar investment tax credit, the ITC, has been restored to 30% and there are bonus tax incentives for lower income households. That creates additional opportunity for us and is consistent with our mission statement.

In California, which is currently the most progressive and largest market for solar and battery installations, they adopted what’s referred to as NEM 3.0 last year. Starting on April 14th, the export rate for residential solar electricity will be reduced by around 75%. Lower export prices will increase the payback period for solar owners under NEM 3.0 and decrease the overall savings. What this does mean, though, is that batteries will be an essential component to solar installations. In addition to changes in export rates, NEM 3.0 included 70% of the $900 million of state funding for incentives to homeowners who adopt a solar plus storage system targeted for low-income customers. This very much aligns with our focus on providing access to all, regardless of means.

We go to market in three primary ways: sustainable community networks, sustainable solutions, and white-label / distributors.

Sustainable community networks, which we expect to be our fastest growing segment, is the segment that we are really excited about and where we announced last October an agreement with Santa Barbara in California. These sales involve 25-year power purchase agreements with potential for significant software and virtual power plant revenues over that time. Our margins are highest in these sustainable community networks at expectations of roughly 29% as we control the whole value chain and we expect that a majority of our revenue next year will come from this channel, which will drive increasing profitability. Sustainable solutions are community aggregators, homebuilders or other entities through which we do programmatic sales in specific markets and involve a combination of hardware, recurring services and software revenue. An example of this would be the contract we have in Puerto Rico, particularly of value to communities that don’t always have access to a reliable centralized grid. Our margin profile for sustainable solutions is favorable at approximately 25% gross margin on the upfront revenue.

We also sell through traditional distributor / installer channels which are typically more competitive and have a lower margin profile. Within this channel, we could opportunistically partner with a strategic company to white-label our solutions under their brand. Examples of this would be a generator company, auto OEM or EV charging business.

Within our sustainable community networks, Electriq provides a complete solution. We offer products to municipalities that we sign up that include solar, battery, installation, software services and grid services. Parlier in Central California was our first pilot in sustainable community networks and has been successful in a typical sale to a residential customer. As a municipality branded program, Electriq receives upfront revenue for solar, battery, installation and program development. Our anticipated project finance partner will finance the installation under a 25-year power purchase agreement and receives recurring payment from the customer via the PPA. In addition to upfront revenue, Electriq will also receive 75% of any virtual power plant revenue over the 25-year life of the power purchase agreement. This results in favorable unit economics with 29% gross margin on the upfront revenue and 50 to 90% gross margin on virtual power plant and software revenues over the life of the installation. We have a significant sustainable community network opportunity in just California with an addressable market of over $5 billion. We have a sustainable community network agreement with Santa Barbara, and we have other near-term opportunities in our pipeline. We believe the sustainable community networks opportunity will rapidly expand to other states with the adoption of the Inflation Reduction Act.

Within our sustainable solutions, we strategically partner with organizations that develop and operate renewable energy assets in specific geographies and provide battery, installation and other services to that relationship. Once the batteries are installed, we also get the benefit of virtual power plant and software revenues over the life of the installation, which are 50 to 90% gross margin. Our existing relationships include Access TAB in the Washington D.C. area, Barrio Electrico in Puetro Rico and in California, a leading owner and operator of distributed solar energy assets across the U.S. We see this go-to-market strategy as approximately 1⁄3 of our revenue over the May 1, 2023 through April 30, 2024 period.

Electriq Power is a system integrator that has an end-to-end differentiated solution. We own the physical design and the system requirements and our open architecture allows us to be hardware agnostic. Our software suite provides value all the way through the value chain from a proprietary installer app to unique end customer capabilities, fleet management capabilities to grid services. Our key differentiators include our cloud platform, which includes our proprietary installer app and offers customers unlimited flexibility such as how much power is in their battery and when they would choose to use it; we offer fleet operators data to assist them in managing their fleets. And finally, and most important, is our software is Open ADR certified, providing seamless integration with utility demand response programs. We offer both AC and DC coupled systems, opening up a larger addressable market. Most competitors offer one or the other, but not both. Our modular design and installation app provides for quicker installation.

We offer both LTE and Wi-Fi maximizing communication redundancy with both our network operating center and the grid. Our installation differentiation starts with our modular design. Our product is UL 9540 certified for field installation. This modular design, along with our proprietary app, makes our system quicker to install, typically with a crew of two in a single day versus competitors with larger, heavier systems. This helps the installer by reducing truck roll and limits disruption to the homeowner. Our near-term technology enhancements include horizontal integration with home energy management systems, as well as work to integrate bidirectional charging with electric vehicles. Furthering our hub of the home strategy, we’re filling out our suite of fleet management offerings, allowing for different data packages at different pricing levels. A new enclosure design allows more batteries in a single enclosure, reducing wall space and taking out cost. We’re enhancing our market leading communications protocol by moving to an E-SIM which automatically switches between the three largest cell operators to find the strongest signal.

Our modular design allows us to be hardware agnostic and provides for a capital light, low touch assembly operation. Our current capacity is sufficient to meet our shipment targets on a single shift. We have locked in supply for key components to ensure a secure supply from a key component perspective. We have or are in the process of securing second sources for all critical components. This will reduce single supplier risk, provide cost reduction opportunities, and allow us to geographically diversify away from China. I’m going to now turn the call over to Petrina Thomson, Electriq’s Chief Financial Officer.

Petrina Thomson: Thanks, Frank. Moving to the financial projections. In the upper left, you can see our unit shipments increasing rapidly from around 1,600 in 2022 to more than 5,000 for the May 1, 2023 through April 30, 2024 period. In the upper right you can see the correlative impact on revenue. We have high confidence in this plan for three reasons. We have a clear sight to revenue opportunities, particularly in our sustainability community networks, we have secured supply for key components and have the assembly capacity.

As you can see on the bottom, this plan demonstrates measurable improvement in gross margin and allows us to expect to be EBITDA positive by next year. Our mix is shifting from primarily a white label / distributor model in 2022 to more profitable sustainable community networks and sustainable solutions over the next twelve months, allowing for material gross margin improvement. Over the longer term, we are creating a stream of recurring revenue for software and services; for example, in sustainable solutions, we estimate that 23% of revenue will come from software and services over a 10-year term. In the sustainable community networks, we estimate that 24% of revenue will come from software and services over a 25-year term of a power purchase agreement. This is just one customer example with 1,000s of other units which we can replicate with others. We are at an inflection point in the business and ready to scale with a proven product. We are executing on our business, having moved from pilots to orders to sustainable community networks and sustainable solutions. We have secured supply and alternate suppliers to offset supply chain risk.

On the deSPAC transaction we announced last November, we are expecting that to close in the 1st half of 2023 and we have filed the initial and amended S-4 with the SEC. There is not a minimum cash requirement to close and we are in the process of raising capital both in the form of debt and equity.

Frank, I’m going to hand it back to you for your closing thoughts.

Frank Magnotti: Thank you very much Petrina and Mike. In summary, we’ve got a really great market opportunity, a huge addressable market that’s growing very rapidly and looks like it’s really going to take off. With the recent legislation, Electriq’s got a complete comprehensive end to end differentiated solution that we can bring to that very large marketplace. We think we have a very attractive financial model that will generate substantial shareholder value as we execute the plan going forward. And we have a management team that’s got tremendous experience in this industry and is very focused on the execution of the business model and creating shareholder value. Those are our prepared remarks and would open it up to any questions you have, Jon, then to those attending today’s call. If there are any questions after the call, interested parties can go through UBS or reach Jeff Besen our Head of Investor Relations directly at IR@electriqpower.com.

Additional Information and Where to Find It

This communication relates to the proposed business combination (“Business Combination”) involving TLG Acquisition One Corp. (“TLG”) and Electriq Power, Inc. (“Electriq”). This communication may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination will be submitted to TLG’s stockholders for their consideration. In connection with the proposed Business Combination, TLG has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), in which a joint proxy statement/consent solicitation statement/prospectus (the “Proxy Statement/Prospectus”) was included. The information in the Form S-4 is not complete and may be changed. TLG also intends to file other relevant documents with the SEC regarding the proposed Business Combination. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to TLG’s stockholders in connection with TLG’s solicitation of proxies for the vote of TLG’s stockholders in connection with the proposed Business Combination and other matters as described in such Proxy Statement/Prospectus, and will serve as the prospectus relating to the offer of the securities to be issued to Electriq’s stockholders in connection with the completion of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by TLG with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from TLG at https://tlgacquisitions.com/investor-relations/default.aspx or by directing a written request to TLG at 515 North Flagler Drive, Suite 520, West Palm Beach, FL 33401.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

TLG, Electriq and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Business Combination. Information regarding TLG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 25, 2022 (the “Annual Report”). To the extent that holdings of TLG’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Business Combination to be filed with the SEC when they become available. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this communication are forward-looking statements, including statements concerning the Electriq’s expected capital needs, cash run way and use of proceeds. Forward-looking statements herein generally relate to future events or the future financial or operating performance of TLG, Electriq or the combined company expected to result from the Business Combination (the “Combined Company “). For example, projections of future financial performance of Electriq or the Combined Company, the Combined Company’s business plan, other projections concerning key performance metrics, the proceeds of the Business Combination and the Combined Company’s expected cash runway, the potential effects of the Business Combination on TLG and the Combined Company, the satisfaction of closing conditions to the Business Combination and the timing of completion of the Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “ should,” “ expect,” “ intend,” “ will,” “estimate,” “ anticipate,” “ believe,” “ predict,” “project,” “target,” “budget,” “forecast,” “could,” “continue,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are based on beliefs and assumptions and on information currently available to management of TLG or Electriq and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TLG, Electriq and their management, as the case may be, are inherently uncertain and subject to material change. There can be no assurance that future developments affecting TLG or Electriq will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in TLG’s SEC filings. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of TLG and Electriq described above. Neither TLG nor Electriq undertakes any duty to update these forward-looking statements. In addition, no responsibility, liability or duty of care is or will be accepted by TLG, Electriq or any other person for updating or revising this communication or providing any additional information to any recipient and any such liability is expressly disclaimed.